September 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kamada Ltd. (the “Company”)

Registration Statement on Form F-3

File No. 333-274443

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 13, 2023, or as soon thereafter as is practicable.

Very truly yours,

Kamada Ltd.

By:	/s/ Amir London
Name:	Amir London
Title:	Chief Executive Officer